UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

  For the Fiscal Year Ended December 31, 2005.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

  For the transition period from              to             .

MIDLAND-GUARDIAN CO. SALARIED

EMPLOYEES 401(K) SAVINGS PLAN

(Full title of the Plan)

THE MIDLAND COMPANY

7000 Midland Boulevard

Amelia, Ohio 45102-2607

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Registrant’s telephone number including area code (513) 943-7100

Required information:

(a)	Financial statements filed as a part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004

Notes to Financial Statements – December 31, 2005 and 2004

Supplemental Schedule:

Form 5500, Schedule H, Part 4, Line 4I—Schedule of Assets (Held At End of Year) – December 31, 2005

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

(b)	Exhibits

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Exhibit 99 – Chief Financial Officer’s Certification

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MIDLAND-GUARDIAN CO. SALARIED

EMPLOYEES 401(K) SAVINGS PLAN

(Name of Plan)

By:	/s/ John I. Von Lehman
John I. Von Lehman
Executive Vice President,
Chief Financial Officer and
Secretary of The Midland Company

For the Midland-Guardian Co. Salaried

Employees 401(k) Savings Plan

Dated: June 26, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of The Midland-Guardian Co. Salaried Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 26, 2006

MIDLAND-GUARDIAN CO.

SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
INVESTMENTS - At market value:
Marketable Securities (Cost - 2005, $42,326,255; 2004, $35,668,564)	$48,440,029	$41,303,500
Loans to Participants	1,192,283	1,025,134

TOTAL INVESTMENTS	49,632,312	42,328,634

ACCRUED INVESTMENT INCOME	24,276	14,326

NET ASSETS AVAILABLE FOR BENEFITS	$49,656,588	$42,342,960

See notes to financial statements.

MIDLAND-GUARDIAN CO.

SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INCOME:
Contributions from Midland-Guardian Co.	$1,408,770	$1,280,051
Contributions from Participants	4,038,164	3,565,968
Dividend and Interest Income	1,734,277	955,472
Net Realized and Unrealized Appreciation in Fair Market Value of Investments	1,272,273	2,916,335
Rollovers	826,009	667,000

Total	9,279,493	9,384,826
BENEFIT PAYMENTS	(1,965,865)	(4,007,128)

INCREASE IN NET ASSETS	7,313,628	5,377,698

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	42,342,960	36,965,262

End of Year	$49,656,588	$42,342,960

See notes to financial statements.

MIDLAND-GUARDIAN CO.

SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Expenses of the Plan

Midland-Guardian Co. Salaried Employees 401(K) Savings Plan’s (the “Plan”) sponsor, Midland-Guardian Co. (the “Company”), pays certain expenses of the Plan.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds are stated at fair value, based on market quotations provided by the trustee, and The Midland Company stock is valued at its quoted market price. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan invests in various securities, which may include U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

2.	Description of the Plan

All full-time salaried employees of Midland-Guardian Co. and part-time employees who anticipate working 1,000 hours or more annually are eligible to participate in the Plan upon their hire date. Effective January 1, 2002, the Plan was amended authorizing a basic minimum before tax contribution to be 1 percent up to 6 percent and a maximum to be 100 percent (base and supplemental) of the participant’s compensation, subject to IRS maximum dollar limitations. Participants are 100 percent vested in their contributions. The Company matches 50 percent of an employee’s basic contribution. The vesting period in Company matching contributions is five (5) years. At the end of each year of employment, the employee will vest in 20 percent of the Company’s matching contribution. Vesting is based on the date of hire, not the date of enrollment in the Plan. The Plan is administered by a committee appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan, a participant may direct employee contributions in one- percent increments into various investment options offered by the Plan. Company contributions are automatically invested in the participant’s selected investment options. The Plan currently offers one stock fund and 16 mutual funds as investment options for participants.

Participants may change their investment elections daily.

The contributions are invested in accounts maintained by the Plan’s trustee. Individual accounts are maintained for each participant. Income from investments and the change in the market value of the investments are allocated to the participants’ accounts based on the percentage that each account balance bears to the total balance, as defined in the Plan.

The Plan allows participants to borrow funds from their vested account balance subject to certain restrictions. Participants may take a minimum loan of $500 from their account. The maximum loan is 50% of their vested account balance (up to a maximum of $50,000). Loans are repayable in one to five years unless the loan is related to the purchase of the participant’s primary residence, in which case the term may be up to thirty years. The interest rate applicable to Plan loans is established at 1% over PNC Bank’s prime rate. The interest rates at December 31, 2005 ranged from 5.0% to 10.5%.

If a participant terminates employment with the Company at any time and they are less than fully vested in their qualified matching contributions or earnings thereon, the non-vested portion is forfeited. All forfeitures under the Plan are used to reduce employer contributions to the Plan. Such non-vested forfeitures totaled $73,844 and $62,692, during 2005 and 2004, respectively.

Upon termination of service due to death, disability or retirement, a participant (or his or her designated beneficiary) may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution, rollover into another qualified plan or an annuity to be paid for up to a 10-year period.

Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

3.	Investments

Investments representing more than five percent of net assets available for benefits are as follows at December 31:

2005	Market Value
PNC Bank Advisors
BlackRock Money Market Portfolio	$9,791,493
AIM Basic Value	6,687,166
American Balanced Fund	5,150,617
The Midland Company Common Stock	4,756,916
Fidelity Advisor Mid Cap Fund Class A	4,503,175
American Century Equity Income Fund	4,401,808
BlackRock Core Bond Total Return Portfolio	2,809,709
American EuroPacific Growth Fund	2,516,667

2004	Market Value
PNC Bank Advisors
BlackRock Money Market Portfolio	$8,438,793
AIM Basic Value	6,427,307
American Balanced Fund	4,664,129
Fidelity Advisor Mid Cap Fund	4,033,526
The Midland Company Common Stock	3,759,010
American Century Equity Income Fund	3,700,128
BlackRock Core Bond Total Return Portfolio	2,542,740

The net appreciation of investments, which includes gains and losses on investments sold as well as held during the year, is as follows for the year ended December 31:

	2005	2004
Mutual Funds	$790,159	$2,131,030
Common Stock	525,723	831,866

Total	$1,315,882	$2,962,896

4.	Income Tax Status

The Plan uses a prototype plan document sponsored by PNC Bank NA (“PNC”). PNC received an opinion letter from the Internal Revenue Service (“IRS”), dated November 19, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Therefore, no provisions for income tax has been included in the Plan’s financial statements.

5.	Exempt Party- In-Interest Transactions

PNC Bank is the Plan trustee, recordkeeper and asset custodian as defined by the Plan. Certain Plan investments are shares of mutual funds managed by PNC Bank, therefore the related investment transactions qualify as exempt party-in-interest transactions in accordance with ERISA guidelines.

At December 31, 2005 and 2004, the Plan held 131,620 and 119,317 shares of common stock of The Midland Company, the sponsoring employer’s parent company, with a cost basis of $3,085,723 and $2,581,166, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $29,055 and $22,304, respectively.

The Plan offers loans to participants. Related transactions qualify as exempt party-in-interest transactions in accordance with ERISA guidelines.

6.	Plan Termination

The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by a duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the value of each participant’s interest in Company matching contributions will become fully vested and Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

MIDLAND-GUARDIAN CO.

SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Identity of Issuer Borrower, or Similar Party	Description of Investment	Market Value
* PNC Bank	BlackRock Money Market Portfolio	$9,791,493
AIM Investments	AIM Basic Value	6,687,166
American Funds	American Balanced Fund	5,150,617
* The Midland Company	The Midland Company Common Stock	4,756,916
Fidelity Investments	Fidelity Advisor Mid Cap Fund Class A	4,503,175
American Century Investments	American Century Equity Income Fund	4,401,808
* PNC Bank	BlackRock Core Bond Total Return Portfolio	2,809,709
American Funds	American EuroPacific Growth Fund	2,516,667
American Funds	American Funds Growth Fund of America	2,466,140
American Century Investments	American Century Small Cap Value	1,688,024
Federated	Federated Capital Appreciation	1,228,134
American Century Investments	American Century Aggressive Investment	766,491
AIM Investments	AIM Small Cap Growth	500,114
* PNC Bank	BlackRock High Yield Bond	437,830
American Century Investments	American Century Moderate Investment	303,921
Fidelity Investments	Fidelity Advisor Dividend Growth Class A	260,358
American Century Investments	American Century Conservative Investment	171,466
* Various Participants	Outstanding Participant Loans (interest rates ranging from 5.0% - 10.5%) maturing between January 31, 2006 and October 31, 2023	1,192,283

TOTAL INVESTMENTS		$49,632,312

*	Denotes Party-in-Interest.